Filed pursuant to Rule 424(b)(3)

Registration No. 333-233255

CIM COMMERCIAL TRUST CORPORATION

SUPPLEMENT NO. 2, DATED JUNE 29, 2020,

TO THE PROSPECTUS SUPPLEMENT, DATED JANUARY 28, 2020,

TO THE PROSPECTUS, DATED DECEMBER 4, 2019

This prospectus supplement (this “Supplement No. 2”) is filed by CIM Commercial Trust Corporation (the “Company”) and forms part of that certain prospectus, dated December 4, 2019 (the “Base Prospectus”), as supplemented by that certain prospectus supplement thereto, dated January 28, 2020 (the “Offering Supplement”), and Supplement No. 1, dated April 9, 2020 (“Supplement No. 1” and, together with the Offering Supplement and the Base Prospectus, the “Prospectus”). This Supplement No. 2 supplements certain information contained in the Prospectus. This Supplement No. 2 should be read, and will be delivered, with the Prospectus. Unless otherwise defined in this Supplement No. 2, capitalized terms used in this Supplement No. 2 shall have the same meanings as set forth in the Offering Supplement.

The purpose of this Supplement No. 2 is to, among other things:

•             extend the period during which the selling commissions for sales of Series A Preferred Stock will be up to 7%;

•             describe a change in the offering price of the Series D Preferred Stock to $24.50 per share; and

•             describe certain U.S. federal income tax consequences relating to the matters addressed in this Supplement No. 2.

PROSPECTUS UPDATES

Status of the Offering

As of June 26, 2020, the Company has sold in the offering 805,667 shares of Series A Preferred Stock, for an aggregate offering price of $20,141,675, and 6,900 shares of Series D Preferred Stock, for an aggregate offering price of $172,500. As a result, as of June 26, 2020, there remains available for issuance in the offering a maximum of $764,669,650, on an aggregate basis, of Series A Preferred Stock and Series D Preferred Stock.

Based on the shares issued in the offering as of June 26, 2020, aggregate trailing dealer manager fees of $4,232 per month are payable to the dealer manager as described in the “Plan of Distribution” section of the Offering Supplement. As of June 26, 2020, the Company has paid an aggregate of $4,894 in trailing dealer manager fees.

Outstanding Capital Stock

As of June 26, 2020, there were issued and outstanding 14,827,410 shares of Common Stock, 5,324,909 shares of Series A Preferred Stock, 4,603,287 warrants to purchase 1,194,159 shares of Common Stock (as described in “Description of Warrants—Series A Warrants” in the Base Prospectus), 6,900 shares of Series D Preferred Stock and 5,387,160 shares of Series L Preferred Stock.

Expected Proceeds from the Offering

The following disclosure replaces in its entirety the table (including the footnotes thereto) appearing after the seventh paragraph of the cover page of the Offering Supplement:

As of June 26, 2020, the Company has sold in the offering shares of Series A Preferred Stock and Series D Preferred Stock having an aggregate offering price of $20,314,175, reflecting estimated proceeds (net of actual selling commissions, actual upfront dealer manager fees and actual and estimated trailing dealer manager fees (in accordance with footnotes (6) and (9) below)), of $18,504,572, before expenses.

	Series A Preferred Stock				Series D Preferred Stock
	Per Share		Maximum Offering (1)		Per Share		Maximum Offering (2)
Public offering price (3)	$25.0000		$784,983,825		$24.5000	(4)	$784,983,825
Selling commissions (5)(6)	$1.4389	(7)	$45,179,535	(7)	$0.0000		$0	(8)
Upfront dealer manager fee (5)(6)	$0.3125		$9,812,298	(7)	$0.3063		$9,812,298	(8)
Trailing dealer manager fee (6)(9)	$0.3125		$9,812,298		$0.3063		$9,812,298
Proceeds, before expenses, to us	$22.9361		$720,179,694		$23.8874		$765,359,229

(1)     Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock.

(2)     Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series D Preferred Stock.

(3)     As used in this prospectus supplement, the term “selling price” refers to the marketed public offering price of the Series A Preferred Stock or the Series D Preferred Stock, as applicable, at the time of sale of a given share.

(4)     The Series D Preferred Stock is being offered at a 2% discount to the Series D Stated Value, or at $24.50 per share.

(5)     Our dealer manager has authorized, and we expect our dealer manager to continue to authorize, other broker-dealers that are members of the Financial Industry Regulatory Authority (“participating broker-dealers”) to sell our Series A Preferred Stock and Series D Preferred Stock. Our dealer manager reallows the full selling commissions, and may reallow a portion of the upfront dealer manager fee earned on the selling price of each share sold by a participating broker-dealer, to such participating broker-dealer as a non-accountable marketing or due diligence allowance. The amount of the reallowance of the upfront dealer manager fee to any participating broker-dealer will be determined by the dealer manager in its sole discretion. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. The value of such items will be considered underwriting compensation in connection with this offering.

(6)     The combined selling commissions, upfront dealer manager fee, trailing dealer manager fee and other expenses as described in the “Plan of Distribution” section of this prospectus supplement and any such non-cash compensation that is considered underwriting compensation for this offering will not exceed 10.00% of the aggregate gross proceeds of this offering.

(7)     The maximum selling commissions and upfront dealer manager fee in respect of the Series A Preferred Stock (i) were equal to up to 5.50% of the aggregate selling price, or $396,619, and 1.25% of the aggregate selling price, or $90,141, of the Series A Preferred Stock, respectively, for all sales that occurred from the beginning of the offering to April 8, 2020, (ii) were equal to up to 7.00% of the aggregate selling price, or $905,130, and 1.25% of the aggregate selling price, or $161,630, of the Series A Preferred Stock, respectively, for all sales that occurred from April 9, 2020 to June 28, 2020, and (iii) are calculated assuming the remaining unsold shares are issued ratably over the remaining offering period and are expected to equal $43,877,786 and $9,560,527, respectively, assuming such selling commissions and upfront dealer manager fee are (a) up to 7.00% of the aggregate selling price and 1.25% of the aggregate selling price of the Series A Preferred Stock, respectively, for all sales that occur from June 29, 2020 through September 22, 2020 and (b) up to 5.50% of the aggregate selling price and 1.25% of the aggregate selling price of the Series A Preferred Stock, respectively, for all sales that occur from September 23, 2020 through the end of the life of the offering. All such fees are payable to our dealer manager, subject to reallowance to soliciting broker dealers as described in footnote 4 above. The selling commissions and upfront dealer manager fee may be reduced or eliminated with regard to Series A Preferred Stock sold to or for the account of certain categories of purchasers. See “Plan of Distribution” in this prospectus supplement.

(8)     No selling commissions are paid in respect of the Series D Preferred Stock. The maximum upfront dealer manager fee in respect of the Series D Preferred Stock is equal to 1.25% of the selling price of the Series D Preferred Stock, which fee is payable to our dealer manager, subject to reallowance to soliciting broker dealers as described in footnote 4 above. For the avoidance of doubt, the selling price of the Series D Preferred Stock was $25.00 per share for all sales that occurred from the beginning of the offering to June 28, 2020 and is expected to be $24.50 per share for all sales that occur from June 29, 2020 through the end of the life of the offering.  The upfront dealer manager fee may be reduced or eliminated with regard to Series D Preferred Stock sold to or for the account of certain categories of purchasers. See “Plan of Distribution” in this prospectus supplement.

(9)     We pay our dealer manager a trailing dealer manager fee that accrues daily in the amount of 1/365th of 0.25% of the selling price of the Series A Preferred Stock and Series D Preferred Stock, respectively, sold in this offering and is paid monthly in arrears. The aggregate trailing dealer manager fee, together with the aggregate selling commissions, upfront dealer manager fees and other expenses and non-cash compensation that is considered underwriting compensation for this offering, will not exceed 10.00% of the aggregate gross proceeds of this offering, or $78,498,383. In order to calculate the per share and maximum trailing dealer manager fee for the shares of Series A Preferred Stock and Series D Preferred Stock remaining for issuance in the offering, we assumed that (i) the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock or Series D Preferred Stock, as applicable, and (ii) all shares issued in the offering remain outstanding until the fifth anniversary of the date of original issuance of such shares, when the Company has the option to redeem such shares.

Use of Proceeds

The following disclosure replaces in its entirety (1) the first paragraph to the right of the heading “Estimated Use of Proceeds” in the “Summary—The Offering” section of the Offering Supplement and (2) the first paragraph under the heading “Use of Proceeds” in the Offering Supplement:

Assuming the maximum aggregate offering of $784,983,825 is sold and is comprised (i) solely of shares of Series A Preferred Stock, we estimate that we will receive net proceeds in this offering of approximately $710,578,955 after deducting estimated offering expenses, including maximum aggregate selling commissions and dealer manager fees, payable by us of approximately $74,404,870, (ii) solely of shares of Series D Preferred Stock, we estimate that we will receive net proceeds in this offering of approximately $755,758,490 after deducting estimated offering expenses, including maximum aggregate selling commissions and dealer manager fees, payable by us of approximately $29,225,335, and (iii) of equal parts of shares of Series A Preferred Stock and Series D Preferred Stock, we estimate that we will receive net proceeds in this offering of approximately $733,095,597 after deducting estimated offering expenses, including maximum aggregate selling commissions and dealer manager fees, payable by us of approximately $51,888,228. We are not making any representations as to the actual outcome of this offering. For more information regarding the fees payable by us in this offering, see “Plan of Distribution” in this prospectus supplement.

Where You Can Find More Information

The following disclosure replaces in its entirety the third paragraph (including the bullet points thereunder) under the heading “Where You Can Find More Information” in the Offering Supplement:

We incorporate by reference the documents listed below and any documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the date that the offerings of securities by means of this prospectus supplement and the accompanying prospectus are completed or terminated (other than, in each case, documents or portions of documents deemed to have been furnished and not filed in accordance with SEC rules):

•             the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the information specifically incorporated by reference therein from our Definitive Proxy Statement on Schedule 14A filed on April 10, 2020;

•             the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020; and

•             the Company’s Current Reports on Form 8-K filed on January 31, 2020, March 16, 2020, April 9, 2020 and May 11, 2020.

Plan of Distribution

The following disclosure replaces in its entirety the third paragraph (including the table thereunder) under the heading “Compensation of Dealer Manager and Participating Broker-Dealers” in the “Plan of Distribution” section of the Offering Supplement:

For sales that have occurred since April 9, 2020, we have paid, and expect to pay for sales occurring on or before September 22, 2020, to CCO Capital, selling commissions of up to 7.00% of the selling price of Series A Preferred Stock in this offering (except as otherwise described below). CCO Capital or certain participating broker-dealers may, from time to time, enter into agreements that provide for reduced selling commissions on the Series A Preferred Stock. To the extent CCO Capital or a participating broker-dealer agrees to reduce its selling commissions on the Series A Preferred Stock below 7.00% (but not below 5.00%), the actual price to the purchaser of such affected shares will be decreased from $25.00 per share by an amount equal to such reduction, up to a maximum decrease of $0.50 per share.  The table below illustrates sample reductions in selling commissions and their corresponding reductions in the price paid by the investors in respect of such shares of Series A Preferred Stock.  The net proceeds to the Company will not be affected by any such reduction in selling commissions and corresponding reduction in the price paid by investors.

Selling Commission	Actual Price per share of Series A Preferred Stock
7.00%	$25.0000
6.50%	$24.8750
6.00%	$24.7500
5.50%	$24.6250
5.00%	$24.5000

For any sales that occur from September 23, 2020 until the end of the offering, we expect to pay to CCO Capital selling commissions of up to 5.50% of the selling price of Series A Preferred Stock in this offering (except as otherwise described below). CCO Capital or certain participating broker-dealers may, from time to time, enter into agreements that provide for reduced selling commissions on the Series A Preferred Stock. To the extent CCO Capital or a participating broker-dealer agrees to reduce its selling commissions on the Series A Preferred Stock below 5.50% (but not below 5.00%), the actual price to the purchaser of such affected shares will be decreased from $25.00 per share by an amount equal to such reduction, up to a maximum decrease of $0.125 per share. The table below illustrates sample reductions in selling commissions and their corresponding reductions in the price paid by the investors in respect of such shares of Series A Preferred Stock.  The net proceeds to the Company will not be affected by any such reduction in selling commissions and corresponding reduction in the price paid by investors.

Selling Commission	Actual Price per share of Series A Preferred Stock
5.50%	$25.0000
5.25%	$24.9375
5.00%	$24.8750

The following disclosure replaces in its entirety the seventh paragraph and the accompanying table (including the footnotes thereto) under the heading “Compensation of Dealer Manager and Participating Broker-Dealers” in the Plan of Distribution section of the Offering Supplement:

The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell all the Series A Preferred Stock and Series D Preferred Stock offered hereby. For purposes of this table, we have assumed (i) actual selling commissions and upfront dealer manager fees with respect to shares sold through and including June 28, 2020 and (ii) selling commissions and upfront dealer manager fees (i.e., without reductions or waivers as described elsewhere in this “Plan of Distribution” section) with respect to shares sold from and after June 29, 2020.

	Maximum Series A	Maximum Series D
	Preferred Stock Offering (1)	Preferred Stock Offering (2)
Public offering price (4)	$784,983,825	$784,983,825
Selling commissions (maximum) (3)	$45,179,535	$0
Upfront dealer manager fee (maximum) (3)	$9,812,298	$9,812,298
Trailing dealer manager fee (5)	$9,812,298	$9,812,298
Total proceeds, before expenses, to us	$720,179,694	$765,359,229

(1)     Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock.

(2)     Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series D Preferred Stock.

(3)     The maximum selling commissions and upfront dealer manager fee in respect of the Series A Preferred Stock (i) were equal to up to 5.50% of the aggregate selling price, or $396,619, and 1.25% of the aggregate selling price, or $90,141, of the Series A Preferred Stock, respectively, for all sales that occurred from the beginning of the offering to April 8, 2020, (ii) were equal to up to 7.00% of the aggregate selling price, or $905,130, and 1.25% of the aggregate selling price, or $161,630, of the Series A Preferred Stock, respectively, for all sales that occurred from April 9, 2020 to June 28, 2020, and (iii) are calculated assuming the remaining unsold shares are issued ratably over the remaining offering period and are expected to equal $43,877,786 and $9,560,527, respectively, assuming such selling commissions and upfront dealer manager fee are (a) up to 7.00% of the aggregate selling price and 1.25% of the aggregate selling price of the Series A Preferred Stock, respectively, for all sales that occur from June 29, 2020 through September 22, 2020 and (b) up to 5.50% of the aggregate selling price and 1.25% of the aggregate selling price of the Series A Preferred Stock, respectively, for all sales that occur from September 23, 2020 through the end of the life of the offering.

(4)    For the avoidance of doubt, the selling price of the Series D Preferred Stock was $25.00 per share for all sales that occurred from the beginning of the offering to June 28, 2020 and is expected to be $24.50 per share for all sales that occur from June 29, 2020 through the end of the life of the offering.

(5)     In order to calculate the maximum trailing dealer manager fee for the shares of Series A Preferred Stock and Series D Preferred Stock offered hereby, we assumed that (i) all shares issued in the offering remain outstanding until the fifth anniversary of the date of original issuance of such shares, when the Company has the option to redeem such shares, (ii) on the basis of the foregoing clause (i), the actual trailing dealer manager fee payable with respect to shares sold through and including June 28, 2020 and (iii) on the basis of the foregoing clause (i), the estimated trailing dealer manager fee payable with respect to shares sold from and after June 29, 2020. The aggregate trailing dealer manager fee, together with the aggregate selling commissions, upfront dealer manager fees and other expenses and non-cash compensation that is considered underwriting compensation for this offering, will not exceed 10.00% of the aggregate gross proceeds of this offering, or $78,498,383.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of certain United States federal income tax consequences to holders of the Series A Preferred Stock and the Series D Preferred Stock. This discussion supplements the discussion under the heading “Taxation of Holders of Common Stock, Series A Preferred Stock and Series D Preferred Stock” in the “Material U.S. Federal Income Tax Consequences” section of the Offering Supplement (such discussion, the “Original Tax Disclosure”).

Redemption Premium with respect to the Series A Preferred Stock.  If the “issue price” of any share of the Series A Preferred Stock is equal to or less than 98.75% of the Series A Stated Value, the difference between the Series A Stated Value and such issue price should be treated as a “redemption premium” under Section 305(c) of the Code that exceeds the statutory de minimis amount. Any such redemption premium should have the consequences described below under “Consequences of a Redemption Premium”.  In the event that Series A Preferred Stock is issued with a redemption premium that exceeds the statutory de minimis amount, the Company will report the amount of any constructive distributions treated as dividends for U.S. federal income tax purposes as described below under “Backup Withholding and Information Reporting”.

Redemption Premium with respect to the Series D Preferred Stock.  Because the Series D Preferred Stock is being offered at a more than 1.25% discount to the Series D Stated Value, which is the price at which the Series D Preferred Stock may be redeemed at the option of the stockholder on or after the fifth anniversary of the date of original issuance of the Series D Preferred Stock, the Company intends to take the position that the Series D Preferred Stock issued in this offering will be issued with a “redemption premium” under Section 305(c) of the Code that exceeds the statutory de minimis amount.

Consequences of a Redemption Premium. Holders of Series A Preferred Stock or Series D Preferred Stock that has a redemption premium that exceeds the statutory de minimis amount should be treated as receiving constructive distributions as the redemption premium accrues under a constant yield method. Such distributions should have the consequences described in the Original Tax Disclosure for U.S. stockholders and non-U.S. stockholders (each as defined in the Original Tax Disclosure) under “U.S. Stockholders—Dividends” and “Non-U.S. Stockholders—Ordinary Dividends”, respectively.

To the extent that a constructive distribution paid to a non-U.S. stockholder is treated as a dividend for U.S. federal income tax purposes, such dividend could be subject to a withholding tax of 30% (or at a reduced rate under the applicable tax treaty) as described for dividends more generally under “Non-U.S. Stockholder—Ordinary Dividends” in the Original Tax Disclosure.  However, under proposed Treasury Regulations, the Company or a withholding agent may satisfy such withholding tax from current or future distributions of cash the Company or the withholding agent pays to the non-U.S. stockholder or from other property owned by the non-U.S. stockholder that the Company or the withholding agent has in its custody.

Backup Withholding and Information Reporting. The Company will report to the IRS the amount of any constructive distributions treated as dividends for U.S. federal income tax purposes on IRS Form 8937, which will also be made publicly available on the Company’s internet website. Under the backup withholding rules, backup withholding may apply to a stockholder with respect to any such dividends paid unless the holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. stockholder that does not provide the Company with such stockholder’s correct taxpayer identification number. A stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability.

The Company and other payors are required to report payments of any constructive distributions treated as dividends for U.S. federal income tax purposes paid to a non-U.S. stockholder during each calendar year on IRS Form 1042-S even if the payments are exempt from withholding. However, a non-U.S. stockholder is otherwise generally exempt from backup withholding and information reporting requirements as described in the Original Tax Disclosure under the heading “Non-U.S. Stockholders—Backup Withholding and Information Reporting.”